For immediate release

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Luciana Paulo Ferreira CSN - Relações com Investidores - 011 3049-7591 luferreira@csn.com.br www.csn.com.br	Isabel Viera Thomson Financial +1 (212) 701-1823 isabel.vieira@tfn.com www.thomsonfinancial.com

CSN ANNOUNCES STEEL COMPANY ACQUISITION IN EUROPE

(Rio de Janeiro, Brazil – April 22, 2003) — Companhia Siderúrgica Nacional (CSN) (NYSE-SID) announced today that it intends to acquire from Banco do Espírito Santo de Investimento S.A. (BESI) a 50% stake at Lusosider Projectos Siderúrgicos S.A. (Lusosider). This purchase is part of a process initiated with the acquisition by Corus Group plc (Corus) of the 50% stake in Lusosider held by Arcelors’s subsidiary Sollac Méditerranée (Sollac) for EUR10.84 million (US$11.8 million). At the same time Corus will sell this share to BES, for the same amount. In this transaction Corus will keep its current 50% share at Lusosider.

This transaction is subject to a series of conditions including the approval from Portuguese or European Union regulatory authorities.

Lusosider is a rolling steel company that produces dipped galvanized and tin plate. Lusosider is located at Seixal, near Lisbon, Portugal, and has approximately 300 employees and produces around 200 thousand tonnes of galvanized and 70 thousand tonnes of tin plate. Its main customers includes service centers and food and beverage can making and steel packaging industries. Around 86% of its sales are within the Iberian Peninsula.

Concerning this future acquisition, Benjamin Steinbruch, CSN’s CEO, made the following comments: “With this acquisition we take one more step towards the globalization of our activities, allowing us to get closer to our European customers, within our strategy of acquiring or establishing service centers in Latin America and Iberian Peninsula aimed at establishing a long-term relationship with these markets, which are current serviced from Brazil”.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

The foregoing includes forward-looking statements, such as the proposed acquisition. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include approval by the authorities, and changes in the steel industry or the economic or political situation in Brazil or other countries or regions.

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